SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 _______________


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )*


                                Entrx Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    591142203
                                 (CUSIP Number)

                                November 16, 2009
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).


------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Thorsten Laux
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [   ]
                                                                  (b)  [   ]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------- ---------- -----------------------------------
                                      5      SOLE VOTING POWER
                                             453,090
           NUMBER OF              ---------- -----------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY                       0
            OWNED BY              ---------- -----------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING                         453,090
          PERSON WITH             ---------- -----------------------------------
                                      8      SHARED DISPOSITIVE POWER
                                             0
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             453,090
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                            [   ]

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.11 %
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------

The Reporting Person is eligible to report his beneficial ownership position on
Schedule 13G and has elected to report his beneficial ownership position on
Schedule 13G on a going-forward basis.

Item 1(a).     Name of Issuer:

               The name of the Issuer is Entrx Corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               800 Nicollet Mall, Suite 2690
               Minneapolis, MN 55402

Item 2(a).     Name of Person(s) Filing:

               This statement is being filed by the following person:

               Thorsten Laux

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Thorsten Laux
               Metzer Str. 33
               10405 Berlin
               Germany

Item 2(c).     Citizenship:

               Thorsten Laux is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.10 per share.

Item 2(e).     CUSIP Number:

               591142203

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ]  Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o);

               (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                         (15 U.S.C. 78c);

               (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c);

               (d)  [ ]  Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e)  [ ]  An investment adviser in accordance with
                         ss. 240.13d-1(b)(1)(ii)(E);

               (f)  [ ]  An employee benefit plan or endowment fund in
                         accordance with ss. 240.13d-1(b)(1)(ii)(F);

               (g)  [ ]  A parent holding company or control person in
                         accordance with ss. 240.13d-1(b)(1)(ii)(G);

               (h)  [ ]  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).


Item 4.        Ownership.

(a) Amount beneficially owned: 453,090

(b) Percent of class: 6.11%

(c) Number of shares as to which the person has:

 (i)   Sole power to vote or to direct the vote: 453,090

 (ii)  Shared power to vote or to direct the vote: 0

 (iii) Sole power to dispose or to direct the disposition of: 453,090

 (iv)  Shared power to dispose or to direct the disposition of: 0


Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, then check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2009



           THORSTEN LAUX

By:  ____________________________________________
     Name:   Thorsten Laux